07002383

)MMISSION

Washin . D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

JAN 2007

DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 47531

ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 ~~PART III~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSMT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1570 Madruga Avenue, Suite 311
(No. and Street)

Coral Gables (City) Florida (State) 33146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Sussman (305) 669-1191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UNAUDITED
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, William C. Sussman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSMT SECURITIES CORPORATION, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRVIS MARRERO
Comm# DD0184899
Expires 2/18/2007
Bonded thru (800)432-4254
Florida Notary Assn., Inc

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Information Center

March 2, 1999

MAR - 8 1999

William C Sussman
SSMT Securities Corporation
1570 Madruga Ave Ste 311
Coral Gables FL 33146

FINS #848323

Dear Mr. Sussman,

I have received your letter requesting exemption from the Lost & Stolen Securities Program. The exemption has been approved for one of the following reasons, the firm is :

"1) A member of a national securities exchange who effects securities transactions through the trading facilities of the exchange and has not received or held customer securities within the last six months;

2) A reporting institution that, within the last six months, limited its securities activities exclusively to uncertificated securities, global securities issues or any securities issue for which neither record nor beneficial owners can obtain a negotiable securities; or

3) A reporting institution whose business activities, within the last six months, did not involve the handling of securities certificates.

A securities firm that claims an exemption from registration under this provision must realize, however, that if it accepts even one securities certificate for processing, even on an accommodation basis, it will be required to register with SIC and otherwise to participate in the program for at least six months."[1]

Please be aware the NASD has the right to evoke this exemption at any time.

Sincerely,

C.P. Casey

Christopher P Casey
Client Services

[1] Part 240 General Rules and Regulations, Securities Exchange Act 1934

P.O. Box 9151
Boston, MA 02205-9151
617.856.4910
617.772.5198 Fax
A Thomson Financial Services Company

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

February 29, 1996

Mr. William C. Sussman
President
SSMT Securities Corporation
1570 Madruga Avenue, Suite 311
Coral Gables, Florida 33146

Dear Mr. Sussman:

This is in response to your letter of February 12, 1996, on behalf of SSMT Securities Corporation ("SSMT"), in which you request an exemption from the requirement of filing audited financial statements pursuant to Rule 17a-5 (17 CFR § 240.17a-5).

I understand the pertinent facts to be as follows: SSMT is a registered broker-dealer. You have represented that the business of SSMT is limited to acting as broker (agent) only for Sunshine State Title & Trust Company ("SST&T"). SSMT does not sell any securities other than securities of SST&T.

Rule 17a-5(e)(1)(i) provides in its pertinent part that the financial statements filed pursuant to paragraph (d) need not be audited if, since the date of the previous financial statements filed pursuant to paragraph (d), the business of the broker or dealer has been limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer. In addition, such broker (agent) must have promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and such broker must not have otherwise held funds or securities for or owed money or securities to customers. This exemption is self-operative and a broker or dealer who complies with the provisions therein need not apply for an exemption thereunder.

Sincerely,

Matthew G. McGuire
Staff Attorney

11:55 AM
01/04/07
Accrual Basis

SSMT Securities Corporation
Balance Sheet
As of December 31, 2006

		Dec 31, 06
ASSETS		
Current Assets		
Checking/Savings		
01200 · Certificate of Deposit		17,289.39
01220 · Interest Receivable CD		337.66
Total Checking/Savings		17,627.05
Total Current Assets		17,627.05
Fixed Assets		
01970 · Organizational Costs		
01980A · Accum. Amort - Org. Costs	-20,231.91	
01970 · Organizational Costs - Other	20,231.91	
Total 01970 · Organizational Costs		0.00
Total Fixed Assets		0.00
TOTAL ASSETS		17,627.05
LIABILITIES & EQUITY		
Equity		
05000 · Common Stock		1,000.00
06200 · Additonal Paid in Capital		32,759.16
05500 · Retained Earnings		-16,569.87
Net Income		437.76
Total Equity		17,627.05
TOTAL LIABILITIES & EQUITY		17,627.05

11:55 AM

01/04/07

Accrual Basis

SSMT Securities Corporation
Profit & Loss
December 2006

	Dec 06	Jan - Dec 06
Ordinary Income/Expense		
Income		
06600 · Interest Income	71.81	437.76
Total Income	71.81	437.76
Net Ordinary Income	71.81	437.76
Net Income	71.81	437.76

12:05 PM
01/04/07
Accrual Basis

SSMT Securities Corporation
Profit & Loss
October through December 2006

	Oct - Dec 06	Jan - Dec 06
Ordinary Income/Expense		
Income		
06600 · Interest Income	212.26	437.76
Total Income	212.26	437.76
Net Ordinary Income	212.26	437.76
Net Income	212.26	437.76

SSMT SECURITIES CORPORATION

STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
AS OF
12/31/2006

TOTAL ASSETS	$ 17,627
TOTAL LIABILITIES	$ -
NET WORTH	$ 17,627
SUBORDINATED LOANS	$ -
ADJUSTED NET WORTH	$ 17,627
LESS NON-ALLOWABLE ASSETS	$ -
CURRENT CAPITAL	$ 17,627
LESS HAIRCUTS	$ 413
NET CAPITAL	$ 17,214
REQUIRED NET CAPITAL	$ 5,000
EXCESS NET CAPITAL	$ 12,214
AGGREGATE INDEBTEDNESS	$ -
AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00%

SSMT SECURITIES CORPORATION
HAIRCUT ANALYSIS
12/31/2006

POSITION:

SECURITIES SUBJECT TO 40% HAIRCUT

LONG	$0
SHORT	$0

SECURITIES SUBJECT TO 15% HAIRCUT

LONG	$0
SHORT	$0

TNC=	$17,627

HAIRCUTS:

1. 40% HAIRCUT

LONG	$0
SHORT	$0

2. 15% HAIRCUT ON THE GREATER OF THE LONG OR SHORT

LONG	$0
SHORT	$0

EXCESS HAIRCUT

THE LESSER OF LONG OR SHORT LESS	$0
25% OF THE GREATER OF THE LONG OR SHORT POSITION	$0
EXCESS	$0
Haircut @ 15%	$0

UNDUE CONCENTRATION:

ANY SECURITY > 500 SHARES AND > $10,000

STOCK VALUE	NORMAL H. C.	UNDUE CONC.
	0%	$0
	0%	$0
	0%	$0
	0%	$0
Total Undue Concentration		$0

OTHER HAIRCUTS:

Description	Value	Haircut %	Haircut
Penalty on CD	$ 412.90	100%	$ 412.90
OR			
Maturity on CD 7/19/2008	$ 17,627.05	1.500%	$ 264.41

Total Other Haircut	413
TOTAL HAIRCUT	$413

HC the greater of the penalty or Maturity HC on CD + Interest

Maturity 566 days

SSMT SECURITIES CORPORATION

SCHEDULE OF NON-ALLOWABLE ASSETS
AS OF
12/31/2006

ACCOUNT NAME		AMOUNT
Organizational Costs	$	20,231.91
Accum. Amort. - Org . Cost	$	(20,231.91)
TOTAL NON-ALLOWABLE ASSETS	$	-

SSMT SECURITIES CORPORATION

SCHEDULE OF AGGREGATE INDEBTEDNESS
AS OF
12/31/2006

ACCOUNT NAME	AMOUNT
TOTAL AGGREGATE INDEBTEDNESS	$ -

END